UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OppFi Inc.

(Exact name of registrant as specified in its charter)

Delaware	85-1648122
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

130 E. Randolph Street, Suite 3400 Chicago, IL	60601
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Class A common stock, par value $0.0001 per share	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	The New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates (of applicable): 333-248429

Securities to be registered pursuant to Section 12(g) of the Act: N/A

Explanatory Note

OppFi Inc. (f/k/a FG New America Acquisition Corp.) (the “Company”) hereby amends the registration statement on Form 8-A (File No. 001-39550), filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on September 23, 2020.

Item 1.	Description of Registrant’s Securities to be Registered.

This registration statement relates to the registration with the SEC of shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of the Company and warrants to purchase Class A Common Stock (“Warrants”).

On July 20, 2021, the Company consummated the transactions contemplated by the Business Combination Agreement dated February 9, 2021 (the “Business Combination Agreement”, the transactions contemplated by the Business Combination Agreement, the “Business Combination” and the closing of such transactions, the “Closing”), by and among the Company, Opportunity Financial, LLC, a Delaware limited liability company (“OppFi”), OppFi Shares, LLC, a Delaware limited liability company (“OFS”), and Todd Schwartz, in his capacity as the representative (the “Members’ Representative”) of the members of OppFi immediately prior to the Closing (the “Members”). At the Closing, (i) OppFi transferred to the Company 12,977,690 Class A common units of OppFi (“OppFi Units”), which was equal to the number of shares of Class A Common Stock issued and outstanding as of immediately prior to the Closing (after giving effect to redemptions by the Company’s public stockholders prior to the Closing and the conversion of the Company’s Class B common stock, par value $0.0001 per share (“Class B Common Stock”)), (ii) the Company contributed cash consideration to OppFi in accordance with the Business Combination Agreement, which was distributed to the Members, and (iii) the Company issued 96,987,093 shares of newly authorized Class V common stock, par value $0.0001 per share (“Class V Voting Stock”), which number of shares of Class V Voting Stock is equal to the number of OppFi Units retained by the Members immediately following the Closing (the “Retained OppFi Units”), and which shares of Class V Voting Stock were distributed to OFS.

In connection with the Closing, the Company’s amended and restated certificate of incorporation was amended and restated (as so amended and restated, the “Charter”) to, among other things:

•

increase the total number of authorized shares of all classes of capital stock, par value $0.0001 per share, from (i) 401,000,000 shares, consisting of (A) 400,000,000 shares of common stock (the “Common Stock”), including (1) 380,000,000 shares of Class A Common Stock and (2) 20,000,000 shares of Class B Common Stock, and (B) 1,000,000 shares of preferred stock, to (ii) 501,000,000 shares, consisting of (A) 500,000,000 shares of Common Stock, including (1) 379,000,000 shares of Class A Common Stock, (2) 6,000,000 shares of Class B Common Stock and (3) 115,000,000 shares of Class V Voting Stock and (B) 1,000,000 shares of preferred stock;

•

provide that special meetings of stockholders of the Company may be called, at any time when the SCG Holders (as defined in the Charter) beneficially own, in the aggregate, 35% or more of the voting power of the capital stock of the Company entitled to vote generally in the election of directors, by a representative of the SCG Holders;

•

provide that, at any time when the SCG Holders beneficially own, in the aggregate, less than 35% of the voting power of the capital stock of the Company entitled to vote generally in the election of directors, any action required or permitted to be taken by the Company’s stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by written consent of the Company’s stockholders; provided, however, that any action required or permitted to be taken by the holders of preferred stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable certificate of designation relating to such series of preferred stock;

•

provide that the Company opts out of Section 203 of the General Corporation Law of the State of Delaware, which prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with certain “interested stockholders” and their affiliates, and instead provide that the Company shall not engage in any business combination (as such term is defined in the Charter), at any point in time at which the Common Stock is registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with any interested stockholder (which, as defined in the Charter, shall not include Schwartz Capital Group (“SCG”) or any of its affiliates, or any person that acquires (other than in a registered public offering) directly from SCG or any of its successors or any “group”, or any member of any such group, of which such persons are a party under Rule 13d-5 of the Exchange Act beneficial ownership of fifteen percent (15%) or more of the then outstanding voting stock of the Company) for a period of three years following the time that such stockholder became an interested stockholder, unless: (i) prior to such time, the board of directors of the Company (the “Board”) approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; or (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock (as defined in the Charter) of the Company outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (A) persons who are directors and also officers of the Company and (B) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; (iii) at or subsequent to such time, the applicable business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the Company that is not owned by the interested stockholder; or (iv) the stockholder became an interested stockholder inadvertently and (A) as soon as practicable divested itself of ownership of sufficient shares so that the stockholder ceased to be an interested stockholder and (B) was not, at any time within the three-year period immediately prior to a business combination between the Company and such stockholder, an interested stockholder but for the inadvertent acquisition of ownership, which provision of the proposed charter may only be amended by the affirmative vote of at least 66 2/3% of all then outstanding shares of the common stock of the Company;

•

provide that, at any time when the SCG Holders beneficially own, in the aggregate, 35% or more of the voting power of the stock of the Company entitled to vote generally in the election of directors, any newly created directorships resulting from an increase in the number of directors and any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal or other cause may be filled by (i) the affirmative vote or written consent of the holders of at least a majority in voting power of all then outstanding shares of Common Stock, voting together as a single class, (ii) the affirmative vote or written consent of a majority of the remaining directors then in office, even if less than a quorum, or (iii) a sole remaining director, and any director so chosen shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal; provided, however, that at any time when the SCG Holders beneficially own, in the aggregate, less than 35% of the voting power of the stock of the Company entitled to vote generally in the election of directors, any such newly created directorships and vacancies shall be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders);

•

to provide that, at any time when the SCG Holders beneficially own, in the aggregate, 35% or more of the voting power of the Company entitled to vote generally in the election of directors, any or all of the directors may be removed from office at any time, either with or without cause and only by the affirmative vote or written consent of the holders of at least a majority in voting power of all then outstanding shares of Common Stock, voting together as a single class; provided, however, that at any time when the SCG Holders beneficially own, in the aggregate, less than 35% of the voting power of the stock of the Company entitled to vote generally in the election of directors, any such director or all such directors may be removed at any time but only for cause and only by the affirmative vote or written consent of the holders of at least a majority in voting power of all then outstanding shares of common stock, voting together as a single class; and

•	to change the name of the Company to “OppFi Inc.” from “FG New America Acquisition Corp.”

Additionally, in connection with the closing of the Business Combination, all of the outstanding shares of Class B Common Stock converted, on a one-for-one basis, into shares of Class A Common Stock.

In connection with the Closing, 25,500,000 of the Retained OppFi Units held by the Members and an equal number of shares of Class V Voting Stock distributed to OFS in connection with the Business Combination, became subject to certain restrictions and potential forfeiture pending the achievement (if any) of certain earnout targets pursuant to the terms of the Business Combination Agreement.

Additionally, at the Closing, (i) the Company, (ii) FG New America Investors LLC (the “Sponsor”), Larry G. Swets, Jr., D. Kyle Cerminara, Hassan R. Baqar, Joseph Moglia, Nicholas Spencer Rudd, Robert Christopher Weeks (together with the Sponsor, the “Founder Holders”), (iii) the Members, (iv) the Members’

Representative and (v) certain other parties entered into an Investor Rights Agreement dated as of July 20, 2021 (the “Investor Rights Agreement”). The Investor Rights Agreement, among other things, provides that (i) that certain Registration Rights Agreement, dated as of September 29, 2020, by and among the Company, the Founder Holders and certain other parties was terminated, effective as of the Closing, (ii) the Members’ Representative will have the right to nominate five directors to the Board, subject to certain independence and holdings requirements, (iii) the Company will provide certain registration rights for the shares of Class A Common Stock held by the Members, the Sponsor, and certain other parties, and (iv) a certain Founder Holder and the Members will agree not to transfer, sell, assign, or otherwise dispose of the shares of Class A Common Stock and the OppFi Units held by such Founder Holder or such Members, as applicable, for twenty-four months and nine months, respectively, following the Closing, subject to certain exceptions, including with respect to shares of Class A Common Stock issuable upon the exchange of 11,600,000 OppFi Units held by the Members, in each case as more fully described in the Investor Rights Agreement.

The description of the Class A Common Stock and Warrants registered hereunder and related rights is set forth under the heading “Description of Securities” beginning on page 330 of the Company’s definitive proxy statement on Schedule 14A (the “Proxy Statement”) filed by the Company with the SEC on June 22, 2021, and is incorporated herein by reference. The description of the Common Stock and Warrants is qualified in its entirety by reference to Charter and the Amended and Restated Bylaws of OppFi Inc., which are filed as Exhibits 3.1 and 3.2 hereto and incorporated herein by reference, and the description of the Warrants is qualified in its entirety by reference to the Warrant Agreement, dated September 29, 2020, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent, which is filed as Exhibit 4.2 and incorporated herein by reference.

Item 2.	Exhibits.

The following exhibits have been filed as exhibits to the Registration Statement, as amended, and are incorporated herein by reference:

Exhibit No.	Description

2.1	Business Combination Agreement, dated as of February 9, 2021, by and among the Company, Opportunity Financial, LLC and Todd Schwartz, in his capacity as the Members’ Representative (incorporated by reference to Exhibit 2.1 of FG New America Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on February 11, 2021).

3.1	Second Amended and Restated Certificate of Incorporation of OppFi Inc.

3.2	Amended and Restated Bylaws of OppFi Inc.

4.1	Form of Warrant Certificate.

4.2	Warrant Agreement, dated as of September 29, 2020, by and between FG New America Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 of FG New America Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on October 2, 2020).

10.1	Investor Rights Agreement, dated as of July 20, 2021, by and among the Company, the Founder Holders, the Members, the Members’ Representative and certain other parties thereto.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

OppFi Inc.

By:	/s/ Shiven Shah
Name: Shiven Shah
Title: Chief Financial Officer

Dated: July 21, 2021